SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2008

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Reports Second Quarter 2008 Revenues of $25 Million Representing a 78% Year-Over-Year Increase dated July 30, 2008.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Reports Second Quarter 2008 Revenues of $25 Million Representing a 78% Year-Over-Year Increase

Wednesday July 30, 6:30 am ET

Net Income on a Non-GAAP Basis for the Second Quarter Increases 108% Year-Over-Year to $0.9 Million

YAHUD, Israel, July 30 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (Nasdaq GM: MAGS; TASE: MAGS) today announced its consolidated financial results for the three and six month periods ended June 30, 2008.

Second Quarter 2008 Results

Revenues for the second quarter of 2008 increased 77.6% reaching US$25.0 million, compared to US$14.1 million in the second quarter of 2007. Effective September 1, 2007, Magal's financial statements consolidate the results of a European integration company acquired in August 2007. Following the sale in December 2007 of Magal's U.S. based video monitoring business operated by Smart Interactive Systems Inc., the results of this business were reclassified as discontinued operations.

Gross profit for the second quarter of 2008 increased by 47.6%, reaching US$9.5 million (38.0% of revenues) compared with $6.4 million (45.7% of revenues) in the second quarter of 2007. Gross margin for the quarter was adversely affected by the ongoing weakening of the US dollar against the Israeli Shekel as well as the shift in revenue mix towards larger scale integration projects.

Operating expenses on a GAAP basis in the second quarter of 2008 were US$8.7 million or 34.7% of sales, compared to US$5.6 million or 39.6% of revenues on a non-GAAP and GAAP basis in the second quarter 2007. Operating expenses on a non-GAAP basis, for the second quarter of 2008, totalled US$7.6 million or 30.2% of revenues.

The operating expenses for the quarter, on a GAAP basis, included a US$1.1 million amortization of intangible assets relating to a recently acquired European subsidiary. Operating expenses for the quarter were also adversely affected by the devaluation of the US dollar against the Israeli Shekel and the Canadian Dollar, increasing operating expenses by approximately US$0.7 million for the quarter compared with the second quarter of 2007.

Operating income on a GAAP basis for the second quarter of 2008 decreased 4.4% reaching US$0.8 million (3.3% of revenues) compared to US$0.9 million (6.1% of revenues) in the second quarter of 2007 on a GAAP and non-GAAP basis. Operating income on a non-GAAP basis for the second quarter of 2008 increased 125.4% reaching US$1.9 million (7.7% of revenues).

Net income on a GAAP basis for the second quarter of 2008 reached US$0.1 million compared with net income of $0.3 million in the second quarter 2007. Diluted earnings per share on a GAAP basis in the second quarter of 2008 was $0.01 compared to $0.03 in the second quarter of 2007.

Net income on a non-GAAP basis, totalled US$0.9 million, compared with non-GAAP net income of US$0.4 million in the second quarter of 2007. Diluted non-GAAP earnings per share for the second quarter totalled US$0.09 compared to non-GAAP diluted earnings per share of US$0.04 in the same quarter of last year.

"We are particularly encouraged by our strong revenue growth over last year and our improved non-GAAP operating profitability this quarter," commented Izhar Dekel, CEO of Magal. "This year is shaping up as an exceptionally strong year in terms of revenue growth, which increases our confidence in realizing our target of doubling revenues within the next four to five years. We are also encouraged by our operating margin improvement which represents the initial fruits of our efforts to focus on increasing profitability. At the same time, we are successfully executing on our strategy of becoming a more project focused company, winning a number of high profile projects."

Continued Mr. Dekel, "Over the past year, we have won a number of orders for municipal security systems based on our Fortis system, which is becoming a growth engine and strong revenue generator for Magal. While the majority of our project wins have to date been for municipalities in Israel and there still remains significant potential within Israel, we see far greater prospects for this system outside of Israel. We have already won some international orders based on our local success and we are competing in a number of other international tenders at magnitudes greater than what we have seen so far."

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which the Company believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation charges recorded in accordance with SFAS 123R as well as amortization of customer related intangible assets and a loss associated with a discontinued operation. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

Results Conference Call

The Company will be hosting its quarterly conference call later today at 9:00am ET. On the call, management will review and discuss the second quarter 2008 results. They will then be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

                       US Dial-in Number: +1-866-345-5855

                       Israel Dial-in Number: 03-918-0688

                  International Dial-in Number: +972-3-918-0688

                    at: 9:00 am Eastern Time; 6:00 am Pacific
                     Daylight Time; 4:00 pm Israel Time

A replay of the call will be available for three months from the day after the call. The webcast and the replay will both be accessible from Magal's website at: http://www.magal-ssl.com.

About Magal Security Systems, Ltd.

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats.

Magal trades under the symbol MAGS in the U.S. on the Nasdaq Global Market and in Israel on the Tel-Aviv Stock Exchange (TASE).

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                      (All numbers except EPS expressed in
                              thousands of US$)

                  Six Months Ended             Three months Ended
                      June 30,                      June 30,
                   2008    2007  % change       2008         2007  % change


    Revenues      51,311  28,204    81.9      25,021       14,091     77.6

    Cost of       32,122  15,382   108.8      15,514        7,650    102.8
    revenues

    Gross profit  19,189  12,822    49.7       9,507        6,441     47.6
    Operating
    expenses:
    Research and   3,154   2,602    21.2       1,529        1,148     33.0
    development,
    net
    Selling and    8,927   5,737    55.6       4,691        3,028     54.9
    marketing
    General and    4,562   2,723    67.5       2,467        1,407     75.3
    administrative
    Special Post     438
    employment
    benefit
    Total         17,081  11,062    54.4       8,687        5,583     55.6
    operating
    expenses

    Operating      2,108   1,760    19.8         820          858     (4.4)
    income
    Financial      1,399     444   215.1         415          140    196.4
    expense, net

    Income from      709   1,316   (46.1)        405          718    (43.6)
    continuing
    operations
    before income
    taxes
    Income tax       571     428                 279          280

    Net Income       138     888   (84.5)        126          438    (71.2)
    from
    continuing
    operations
    Loss on          309     248                  61           96
    discontinued
    operations,
    net
    Net income      (171)    640                  65          342    (81.0)
    (loss)

    Basic and       0.01    0.08                0.01         0.04
    diluted net
    earnings per
    share from
    continuing
    operations

    Basic and      (0.03)  (0.02)             (0.005)       (0.01)
    diluted loss
    per share from
    discontinued
    operations,
    net

    Basic and      (0.02)   0.06               0.005         0.03
    diluted net
    earnings
    (loss) per share

     FINANCIAL RATIOS
                          Six Months Ended        Three months Ended
                              June 30,                June 30,
                            2008     2007      2008              2007

     Gross margin           37.4     45.5      38.0              45.7
     Research and            6.1      9.2       6.1               8.1
     development,
     net as a % of
     revenues
     Selling and            17.4     20.3      18.7              21.5
     marketing as a
     % of revenues
     General and             8.9      9.7       9.9                10
     administrative
     as a % of
     revenues
     Special post            0.9        -         -                 -
     employment
     benefit
     Operating               4.1      6.2       3.3               6.1
     margin
     Net income             (0.3)     2.3       0.3               2.4
     margin (after
     discontinued
     operation)

                           MAGAL SECURITY SYSTEMS LTD.

                   Reconciliation of GAAP to Non-GAAP Measures

                   (All numbers expressed in thousands of US$)


                                   Six Months Ended         Three months
                                       June 30,            Ended June 30,
                                     2008     2007         2008    2007

     GAAP operating income          2,108    1,760          820     858

     Amortization of customer       2,101        -        1,056       -
     related intangible assets

     Special post employment          438        -                    -
     benefit

     Amortization of deferred         114        -           57       -
     stock based compensation

     Non-GAAP operating income      4,761    1,760        1,933     858

     GAAP operating income as a       4.1%     6.2%         3.3%    6.1%
     percentage of revenues

     Non-GAAP operating income as     9.3%     6.2%         7.7%    6.1%
     a percentage of revenues


                                        Six Months           Three months
                                      Ended June 30,        Ended June 30,
                                      2008     2007         2008    2007

     GAAP net income (loss)           (171)     640           65     342

     Amortization of customer        2,101                 1,056
     related intangible assets

     Special post employment           438
     benefit

     Loss on discontinued              309      248           61      96
     operation, net

     Amortization of deferred          114                    57
     stock based compensation

     Income taxes with respect to     (768)                 (332)
     the above items

     Non-GAAP net income             2,023      888          907     438

     GAAP net income (loss) as a      (0.3)     2.3          0.3     2.4
     percentage of revenues

     Non GAAP net income as a          3.9      3.1          3.6     3.1
     percentage of revenues

     GAAP basic and diluted net      (0.02)    0.06        0.005    0.03
     earnings (loss) per share

     Non-GAAP basic and diluted       0.19     0.08         0.09    0.04
     net earnings per share

                           MAGAL SECURITY SYSTEMS LTD.

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

                   (All numbers expressed in thousands of US$)


                                                     June 30,       December 31,
                                                      2008              2007
    CURRENT ASSETS:
    Cash and cash equivalents                        12,220            9,205
    Marketable securities                             9,732            9,464
    Short term bank deposits                          4,496           11,220
    Trade receivables                                24,282           26,775
    Unbilled accounts receivable                      5,204            4,053
    Other accounts receivable and prepaid             6,935            5,753
    expenses
    Deferred income taxes                             2,479            1,936
    Inventories                                      16,884           23,785
    Total current assets                             82,232           92,191

    Long term investments and receivables:
    Long-term trade receivables                       2,076            2,019
    Long-term loans                                     919              808
    Long-term bank deposits                           1,834            1,846
    Escrow deposit                                      992            4,442
    Severance pay fund                                2,853            2,765
    Total long-term investments and                   8,674           11,880
    receivables

    PROPERTY AND EQUIPMENT, NET                       8,987            8,429

    DEFERRED INCOME TAXES                             2,220              763

    OTHER INTANGIBLE ASSETS, NET                      5,277            7,040

    GOODWILL                                         12,847            5,610

    ASSETS ATTRIBUTED TO DISCONTINUED                    60              244
    OPERATION

    Total assets                                    120,297          126,157

    CURRENT LIABILITIES:
    Short-term bank credit                           15,183           16,434
    Current maturities of long-term bank              4,303            4,303
    debt
    Trade payables                                    4,192            7,344
    Other accounts payable, accrued                  16,966           22,584
    expenses and customer advances
    Total current liabilities                        40,644           50,665

    LONG-TERM LIABILITIES:
    Long-term bank debt                               2,695            3,095
    Deferred income taxes                             4,029            2,097
    Accrued severance pay                             4,135            3,873
    Total long-term liabilities                      10,859            9,065

    LIABILITIES ATTRIBUTED TO DISCONTINUED              246              849
    OPERATION

    SHAREHOLDERS' EQUITY                             68,548           65,578

    TOTAL LIABILITIES AND SHAREHOLDERS'             120,297          126,157
    EQUITY
         Total bank debt to total                      0.32             0.36
         capitalization
         Current ratio                                 2.02             1.82

    Contacts:

    Company Investor Relations

    Magal Security Systems, Ltd                   GK Investor Relations
    Lian Goldstein, CFO                           Ehud Helft/Kenny Green
    Tel: +972-3-5391444                           Tel: +1-646-201-9246
    Fax: +972-3-5366245                           E-mail: info@gkir.com
    E-mail: lian@magal-ssl.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/ Izhar Dekel
                                                ---------------
                                                Izhar Dekel
                                                Chief Executive Officer



Date:  July 30, 2008